

July 16, 2018

Thomas Paulson
Senior Vice President and Chief Financial Officer
Tennant Company
701 North Lilac Drive
PO Box 1452
Minneapolis, MN 55440

      Re: Tennant Company
           Form 10-K for the year ended December 31, 2017
           Filed February 28, 2018
           File No. 1-16191

Dear Mr. Paulson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2017

Management's Discussion and Analysis
Historical Results, page 13

1.   We note that you recognized net foreign currency transaction losses of $3.4 million for fiscal year 2017 of which you appear to provide an analysis for the $18.7 million loss related to your foreign currency forward contracts derivatives, as further discussed in Note 11 on page 44. Please tell us where you have provided a discussion and analysis of the offsetting $15.3 million income/gain that appears to be included in the net foreign currency transaction losses line item. As part of your response, please provide us with the nature and a brief description of the components that comprise the net foreign currency transaction losses line item.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenn Do at (202) 551-3743 or Tracey Houser at (202) 551-3736 with any questions.

Division of Corporation Finance
Office of Manufacturing and
Construction